SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

COVENANT TRANSPORTATION GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01

(Title of Class of Securities)

22284P105

(CUSIP Number)

David R. and Jacqueline F. Parker
400 Birmingham Highway
Chattanooga, TN 37419
Telephone:  (423) 821-2369
Facsimile:  (423) 821-0219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark Scudder, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                CUSIP NO.:  22284P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David R. Parker and Jacqueline F. Parker(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,978,291(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,978,291(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,978,291(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.8%(3)
14.	Type of Reporting Person (See Instructions) IN

__________________________

(1)
Shares reported are based upon the December 8, 2008, holdings of David R. Parker and Jacqueline F. Parker.  All shares are held by Mr. and Mrs. Parker as joint tenants with rights of survivorship, with the exception of (i) 76,750 shares of restricted Class A Common Stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (ii) 13,277 shares of Class A Common Stock allocated to the account of Mr. Parker under the 401(k) plan of the Issuer (the number of shares reported as beneficially owned is equal to Mr. Parker’s November 17, 2008, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), (iii) 199,787 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, (iv) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (v) 222,780 shares of Class A Common Stock owned by the David R. Parker 2005 Trust (of which Mr. Parker is the sole lifetime beneficiary and Mrs. Parker is the trustee), and (vi) 715,000 shares of Class A Common Stock by the David R. Parker 2008 Trust (of which Mr. Parker is the sole lifetime beneficiary and Mrs. Parker is the trustee).

(2)
Includes (i) 2,300,697 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship, (ii) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 76,750 shares of restricted Class A Common Stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (iv) 13,277 shares of Class A Common Stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s November 17, 2008, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), (v) 10,000, 7,206, 10,000, 110,000, 10,000, 10,000, 6,891, 10,000, 10,000, 5,690, and 10,000 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $13.00, $13.125, $12.1875, $8.00, $16.79, $15.39, $17.30, $17.63, $15.71, $21.43, and $13.64 per share, respectively, (vi) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, but which is convertible into an equal number of shares of Class A Common Stock, (vii) 222,780 shares of Class A Common Stock owned by the David R. Parker 2005 Trust (of which Mr. Parker is the sole lifetime beneficiary and Mrs. Parker is the trustee), and (viii) 715,000 shares of Class A Common Stock by the David R. Parker 2008 Trust (of which Mr. Parker is the sole lifetime beneficiary and Mrs. Parker is the trustee).  There are no additional options to purchase that will be exercisable within sixty days of the date hereof.

(3)
The Issuer has both Class A and Class B Common Stock.  The Class A Common Stock has one vote per share.  The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker.  The Class B Common Stock is currently controlled by David and Jacqueline Parker.  Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of November 6, 2008,  there were 11,699,182 shares of Class A Common Stock, 2,350,000 shares of Class B Common Stock outstanding, and 768,449 shares of restricted Class A Common Stock outstanding.  Accordingly, the percentage indicated is based upon 15,017,418 shares outstanding, which includes the foregoing shares and 199,787 shares underlying Mr. Parker's currently exercisable options.  As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 48.0% of the voting power of all outstanding Issuer stock as of November 6, 2008.

David R. Parker and Jacqueline F. Parker previously filed Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Covenant Transportation Group, Inc., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 400 Birmingham Highway, Chattanooga, TN 37419.

Item 2.    Identity and Background.

(a)           This Statement is being filed jointly on behalf of David R. Parker and Jacqueline F. Parker (together, the "Reporting Persons").  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is 400 Birmingham Highway, Chattanooga, TN 37419.

(c)

Mr. Parker

The principal occupation of Mr. Parker is Chairman, President, and Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 400 Birmingham Highway, Chattanooga, TN 37419.

Mrs. Parker

The principal occupation of Mrs. Parker is managing the Parkers’ business affairs and investments.  Mrs. Parker's business address is 400 Birmingham Highway, Chattanooga, TN 37419.

(d) – (e)   During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Persons are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 5,150,000 shares of Class A Common Stock and 2,350,000 shares of Class B Common Stock pursuant to an Exchange Agreement between the Reporting Persons and the Issuer prior to its initial public offering.  The Reporting Persons acquired the 76,750 shares of restricted stock and options to purchase 199,787 shares of Class A Common Stock through Mr. Parker's service as an officer of the Issuer.  In addition, 13,277 shares of Class A Common Stock are allocated to the account of Mr. Parker under the Issuer's 401(k) plan.  The Reporting Persons acquired 550,910 shares of Class A Common Stock in open market or block purchases under Rule 10b-18 using personal funds.

Item 4.     Purpose of Transaction.

The acquisitions of the Class A Common Shares were undertaken by the Reporting Persons for investment purposes, except the awards of restricted stock and stock options, which were made by the Issuer’s compensation committee for compensation purposes.  Depending on the volume of additional purchases by the Reporting Persons, if any, it is possible that the Reporting Persons may beneficially own more than 50% of the outstanding voting power or Common Stock of the Issuer.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, David R. Parker will continue to influence the affairs of the Issuer in his capacity as the Chairman, President, and Chief Executive Officer of the Issuer. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)           As of November 6, 2008, there were 11,699,182 shares of Common Stock outstanding and 768,449 shares of restricted Common Stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 5,978,2911 shares of Common Stock, representing approximately 39.8%2  of the issued and outstanding shares of Common Stock of the Issuer.

(b)           The Reporting Persons have the sole power to vote all of the shares of Common Stock of the Issuer for which beneficial ownership is reported; provided, however, that shares underlying exercisable stock options do not have voting rights until such options are duly exercised.

(c)           During the past sixty days, the following transactions were effected:

Reporting Person	Date	Number of Shares	Transaction	Price Per Share (Exclusive of Commissions)
David and Jacqueline Parker	11/11/2008	200	Purchase (NASDAQ)	$1.62
David and Jacqueline Parker	11/11/2008	800	Purchase (NASDAQ)	$1.68
David and Jacqueline Parker	11/11/2008	200	Purchase (NASDAQ)	$1.6999
David and Jacqueline Parker	11/11/2008	3,100	Purchase (NASDAQ)	$1.70
David and Jacqueline Parker	11/11/2008	2,000	Purchase (NASDAQ)	$1.71
David and Jacqueline Parker	11/11/2008	2,300	Purchase (NASDAQ)	$1.72
David and Jacqueline Parker	11/11/2008	2,500	Purchase (NASDAQ)	$1.73
David and Jacqueline Parker	11/12/2008	400	Purchase (NASDAQ)	$1.6999
David and Jacqueline Parker	11/12/2008	10,700	Purchase (NASDAQ)	$1.70
David and Jacqueline Parker	11/13/2008	150	Purchase (NASDAQ)	$1.69
David and Jacqueline Parker	11/13/2008	4,400	Purchase (NASDAQ)	$1.70
David and Jacqueline Parker	11/13/2008	300	Purchase (NASDAQ)	$1.71
David and Jacqueline Parker	11/13/2008	6,250	Purchase (NASDAQ)	$1.72
David and Jacqueline Parker	11/14/2008	4,500	Purchase (NASDAQ)	$1.60
David and Jacqueline Parker	11/14/2008	6,100	Purchase (NASDAQ)	$1.62
David and Jacqueline Parker	11/14/2008	500	Purchase (NASDAQ)	$1.63
David and Jacqueline Parker	11/17/2008	400	Purchase (NASDAQ)	$1.47
David and Jacqueline Parker	11/17/2008	100	Purchase (NASDAQ)	$1.48
David and Jacqueline Parker	11/17/2008	3,500	Purchase (NASDAQ)	$1.50
David and Jacqueline Parker	11/17/2008	300	Purchase (NASDAQ)	$1.51
David and Jacqueline Parker	11/17/2008	5,400	Purchase (NASDAQ)	$1.52
David and Jacqueline Parker	11/17/2008	100	Purchase (NASDAQ)	$1.54
David and Jacqueline Parker	11/18/2008	100	Purchase (NASDAQ)	$1.49
David and Jacqueline Parker	11/18/2008	9,700	Purchase (NASDAQ)	$1.50
David and Jacqueline Parker	11/19/2008	600	Purchase (NASDAQ)	$1.42
David and Jacqueline Parker	11/19/2008	700	Purchase (NASDAQ)	$1.45
David and Jacqueline Parker	11/19/2008	200	Purchase (NASDAQ)	$1.4999
David and Jacqueline Parker	11/19/2008	8,300	Purchase (NASDAQ)	$1.50
David and Jacqueline Parker	11/20/2008	9,800	Purchase (NASDAQ)	$1.43
David and Jacqueline Parker	11/21/2008	2,300	Purchase (NASDAQ)	$1.47
David and Jacqueline Parker	11/21/2008	7,500	Purchase (NASDAQ)	$1.48
David and Jacqueline Parker	11/24/2008	400	Purchase (NASDAQ)	$1.41
David and Jacqueline Parker	11/24/2008	700	Purchase (NASDAQ)	$1.42
David and Jacqueline Parker	11/24/2008	4,900	Purchase (NASDAQ)	$1.44
David and Jacqueline Parker	11/25/2008	10,000	Purchase (NASDAQ)	$1.47
David and Jacqueline Parker	11/26/2008	1,596	Purchase (NASDAQ)	$1.49
David and Jacqueline Parker	11/26/2008	1,584	Purchase (NASDAQ)	$1.52
David and Jacqueline Parker	11/26/2008	1,500	Purchase (NASDAQ)	$1.55
David and Jacqueline Parker	11/26/2008	80	Purchase (NASDAQ)	$1.58
David and Jacqueline Parker	11/26/2008	5,240	Purchase (NASDAQ)	$1.68
David and Jacqueline Parker	11/28/2008	411,610	Purchase (NASDAQ)	$1.50
David and Jacqueline Parker	12/01/2008	3,147	Purchase (NASDAQ)	$1.56
David and Jacqueline Parker	12/01/2008	500	Purchase (NASDAQ)	$1.63
David and Jacqueline Parker	12/01/2008	200	Purchase (NASDAQ)	$1.6399
David and Jacqueline Parker	12/01/2008	5,353	Purchase (NASDAQ)	$1.64
David and Jacqueline Parker	12/02/2008	1,500	Purchase (NASDAQ)	$1.70
David and Jacqueline Parker	12/03/2008	100	Purchase (NASDAQ)	$1.75
David and Jacqueline Parker	12/03/2008	50	Purchase (NASDAQ)	$1.84
David and Jacqueline Parker	12/03/2008	9,050	Purchase (NASDAQ)	$1.85

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 1 hereto.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1                      Joint Filing Agreement, dated December 8, 2008, by and between the Reporting Persons
__________________________________
1 The shares of Common Stock deemed to be beneficially owned by the Reporting Persons consist of (i) 2,300,697 shares of Common Stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship, (ii) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 76,750 shares of restricted Class A Common Stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (iv) 13,277 shares of Class A Common Stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s November 17, 2008, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), (v) 10,000, 7,206, 10,000, 110,000, 10,000, 10,000, 6,891, 10,000, 10,000, 5,690, and 10,000 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $13.00, $13.125, $12.1875, $8.00, $16.79, $15.39, $17.30, $17.63, $15.71, $21.43, and $13.64 per share, respectively, (vi) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, (vii) 222,780 shares of Class A Common Stock owned by the David R. Parker 2005 Trust (of which Mr. Parker is the sole lifetime beneficiary and Mrs. Parker is the trustee), and (viii) 715,000 shares of Class A Common Stock by the David R. Parker 2008 Trust (of which Mr. Parker is the sole lifetime beneficiary and Mrs. Parker is the trustee).
2 The Issuer has both Class A and Class B Common Stock.  The Class A Common Stock has one vote per share.  The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker.  The Class B Common Stock is currently controlled by David and Jacqueline Parker.  Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of November 6, 2008, there were 11,699,182 shares of Class A Common Stock, 2,350,000 shares of Class B Common Stock outstanding, and 768,449 shares of restricted Class A Common Stock outstanding.  Accordingly, the percentage indicated is based upon 15,017,418 shares outstanding, which includes the foregoing shares and 199,787 shares underlying Mr. Parker's currently exercisable options.  As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 48.0% of the voting power of all outstanding Issuer stock as of November 6, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

DAVID R. PARKER, individually

/s/ David R. Parker

JACQUELINE F. PARKER, individually and
as trustee of the David R. Parker 2005 Trust and
the David R. Parker 2008 Trust

/s/ Jacqueline F. Parker

Dated: December 8, 2008

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of Covenant Transport Group, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of December, 2008.

DAVID R. PARKER, individually

/s/ David R. Parker

JACQUELINE F. PARKER, individually and
as trustee of the David R. Parker 2005 Trust and
the David R. Parker 2008 Trust

/s/ Jacqueline F. Parker